Exhibit 99.2

AGMCONNECT

Skylight HEALTH

ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

TUESDAY
29
JUNE 2021
9:00AM (EDT)

All information related to the meeting can be found at
www.agmconnect.com/Skylight2021

You can attend the meeting virtually using the login credentials below at:
https://app.agmconnect.com

You can vote and access the meeting via:

... computer

... Smartphone or Tablet

calling: +1.855.839.3715

- DETACH HERE - - DETACH HERE - - DETACH HERE -

This proxy is solicited on behalf of the management of SKYLIGHT HEALTH GROUP INC. (the "Corporation"). The undersigned, being a shareholder of the Corporation hereby appoints, Kashaf Qureshi, President of the Corporation, or failing him, Pradyum Sekar, Chief Executive Officer of the Corporation, or instead of either of them:

Name: ________________________________, and Email: ________________________________,

as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the special meeting of the shareholders of the Corporation to be held on JUNE 29, 2021 at 9:00AM EST (the "Meeting"), and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments thereof. The undersigned hereby directs the proxyholder to vote the securities of the Corporation recorded in the name of the undersigned as specified herein.

1. Election of Directors

Nominee	FOR	WITHOLD
01. Pradyum Sekar	☐	☐
02. Kashaf Qureshi	☐	☐
3. Norton Singhavon	☐	☐
4. Grace Mellis	☐	☐
5. Tom Brogan	☐	☐
6. Peter Cummins	☐	☐
7. Patrick McNamee	☐	☐

2. Appointment of Auditors

Appointment of PwC, Chartered Accountants as auditors of the Company for the ensuring year and authorizing the Directors to fix their renumeration.

FOR ☐ AGAINST ☐

3. Approval of the 2021 Omnibus Plan

More information on this plan is set out in the Management Information Circular of the Corporation

FOR ☐ WITHOLD ☐

This proxy revokes & supercedes all proxies of earlier date.

DATED this ___ day of ______________, 2021

Number of Shares: ________________

____
Signature of Shareholder

____
Name of Shareholder (Please Print)

Voter Information Sheet VOTE YOUR SHARES All shareholders are encouraged to vote by proxy ahead of the AGM NOTE TO VOTER Proxies may be voted: • Online via https://app.agmconnect.com To be valid, your form of proxy must be received no • by completing and returning the lower portion of this proxy form later than 9:00AM (EDT) on Friday, June 25, 2021. • by calling AGM Connect at +1.416.222.4202 ATTENDING THE MEETING REGISTERED HOLDER BENEFICIAL OWNER Your Common Shares are registered in your name in the Your Common Shares are held by a nominee, such as a Company’s register. securities broker, in your favour. BY INTERNET: Login to https://app.agmconnect.com using your 1) Appoint yourself or another as your proxy by either: unique login credentials found on the reverse page. - Appointing and filling out the form at: https://app.agmconnect.com Click ‘JOIN MEETING’. - Mailing in provided envelope including the form below - Scan & email this document to: voteproxy@agmconnect.com BY PHONE: Call AGM Connect at +1.416.222.4202 2) Contact AGM Connect: +1.416.222.4202 3) Join the vitual meeting via https://app.agmconnect.com 1 2 ACCESS THE MEETING AGM Connect recommends attendees join the webcast 15 VOTE YOUR PROXY JOIN THE MEETING minutes before meeting start. - DETACH HERE - - DETACH HERE - - DETACH HERE - NOTES AND INSTRUCTIONS THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION. 1. The shares represented by this proxy will be voted. Where a choice is specified, the proxy will be voted as directed. Where no choice is specified, this proxy will be voted in favour of the matters listed on the proxy. The proxy confers discretionary authority on the above named person to vote in his or her discretion with respect to amendments or variations to the matters identified in the notice of meeting accompanying the proxy or such other matters which may properly come before the Meeting. 2. Each shareholder has the right to appoint a person other than management designees specified above to represent them at the Meeting. Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Corporation. 3. Each shareholder must sign this proxy. Please date the proxy. If the shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized. 4. If the proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Corporation. 5. If the shareholder appoints any of the persons above, including persons other than Management Designees, as proxy to attend and act at the meeting: (a) the shares represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for; (b) where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly, and (c) IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS LISTED ABOVE, THE PROXY WILL BE VOTED FOR SUCH MATTERS CONDITIONS If any amendments or variations to the matters referred to above or to any other matters identified in the notice of meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person. To be valid, this proxy must be received by AGM Connect at 401 Bay Street, Suite 2704, Toronto, Ontario, M5H 2Y4, Fax Number: 416-222.4202, Email: voteproxy@agmconnect.com, not later than 48 hours, excluding Saturdays, Sundays and statutory holidays in the City of Toronto, Ontario, prior to the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.